

AZURE PRINTED HOMES

3D-Printing Homes with Recycled Plastic

azureprintedhomes.com Los Angeles, CA X in ▶ f ⊙   Technology   PBC & B Corp   Notable Angel

B2C   Sustainability

Highlights

Notable Angel
Raised $25k or more from a notable angel investor

$5M+ Revenue
Earned over the last 12 months

Repeat Founder
Started a prior company with $2M+ in funding or revenue

 1 $5M+ revenue in 2024. $62M of orders in the pipeline with pre-paid deposits.

2 Modular homes print in 24 hours, are ready for use in 20 days, and sell for ~$40,000+.

3 We now have three robots in our LA manufacturing facility, each printing a home per day.

4 Raising capital to open our 2nd manufacturing facility in Denver in 2026, doubling our capacity.

5 Backed by Tier 1 investors HyperLight Ventures, Sharda Family Office, Gurukul Venture Partners.

6 Winner of the SXSW, Fast Company, Realtors and TIME Magazine Innovation Awards in 2025.

7 Fully recyclable and sustainable, tackling housing and environmental challenges head-on.

8 Co-founder built previous startup to $120M revenue, 1800 employees, sold to PE-backed competitor.

Featured Investors

 **Evan Maindonald** [Follow]

Evan Maindonald is the General Partner of Hyperlight Ventures, a Venture Capital firm that invests in ventures who harness the power of markets to make the world a better place.
Hyperlight.Ventures

"Once we saw what Azure were able to do, we knew it would be a game changer for the home building business.

Their ability to print and fit out a complete watertight structure in less a week is nothing short of revolutionary.
The niche they have carved out for themselves in a fast growing sector puts them in pole position to take advantage of the forthcoming digital disruption of the property industry and re-engineering of it's value chain."

 **Mark Hayes** [Follow] Invested $150,000

With over 20 years of real estate investing experience consisting of acquisitions, property management, urban development, and financing, Mark Hayes is the founder and president of Bridge South Investments, LLC, a Nashville-based private lender and angel
markhayesinvestor.com

"From the onset I knew Azure was going to be successful. The founders cutting edge technology, ingenuity, and success in past businesses make them disrupters in the home building business.

Investing in Azure is a no-brainer."

 **Wanda McArn**
Syndicate Lead [Follow] Invested $6,000

Founder of EcoHome Network, a consulting firm connecting tiny home manufacturers with nonprofits, developers, and brokers to scale sustainable housing solutions.
nextstepdevelopmentcorporation.org

"I met Azure's founder, Gene Eidelman, in 2022 and instantly knew this was the future of housing. As an affordable housing consultant advocating for tiny home living to end homelessness and the affordable housing crisis, I know innovation, speed, sustainability, and cost matter. Azure delivers all four. I invested immediately and remain deeply confident in their impact and scale. I invest my time and capital where solutions meet real need. I am excited about their potential to transform housing at scale."

Team

 **Ross Maguire** Co-Founder

MS Civil Engineering, 13 years experience in construction, design and project management // Founded and led his own residential & commercial construction company in the London, UK for 8 years

azureprintedhomes.com

 **Gene Eidelman** CEO and Co-Founder



Built a company in charter school business with $120MM revenue, 1800 employees, 50 locations on three continents-sold it to PE-backed competitor

geneeidelmanmedia.com in X



Anthea Tatum   CFO

Anthea has been with Azure since 2020, seeing company revenue double and doing all of the accounting and payroll by herself using automated processes. She has more than ten years of experience in construction accounting



Eric Corbett   Chief Design Office (CDO)

30 years of entrepreneurial work in Architecture & Design. Known for his ability to envision & strategize ground-breaking design concepts, he has led teams to complete internationally award-winning projects with clients that demand fresh perspective.



Eli Rogers   Director of Technology

MS Mechanical Engineering, 9+ years in manufacturing & 3D printing with Northrop Grumman, Divergent 3D, Contour Crafting, Plenty



Erik Padron   Project Manager

9+ years experience in Construction Management. Completed 30+ successful projects with Azure

Pitch Deck





Reinventing How Homes Are Built



STEP INTO THE
NEXT DIMENSION
OF LIVING



At Azure Printed Homes, our mission is to revolutionize the construction industry by creating sustainable, affordable, and high-quality homes using innovative 3D printing technology. We are committed to addressing the global housing crisis by providing an eco-friendly solution that leverages recycled materials to build homes quickly, efficiently, and at a fraction of the cost of traditional construction methods.

Why We're Raising

We are at a pivotal moment in our journey. To scale our operations and meet the growing demand for sustainable housing, we are seeking to raise capital through Wefunder. Your investment will enable us to:

1. **Expand Production Capacity**: Increase our 3D printing capabilities to build more homes faster, ensuring we can meet the needs of communities in dire need of affordable housing.

2. **Enhance Technology**: Invest in research and development to further innovate our 3D printing technology, making it even more efficient and sustainable.

3. **Scale Operations**: Grow our team and infrastructure to support large-scale projects and expand our reach to new markets.

4. **Sustainable Impact**: Amplify our environmental impact by using more recycled materials and reducing construction waste, contributing to a greener planet.

By investing in Azure Printed Homes, you are not just supporting a company —you are joining a movement to create a sustainable future and solve one of the most pressing issues of our time: the lack of affordable, quality housing. Together, we can make a significant difference in the lives of countless families and the health of our planet.

Azure Printed Homes is disrupting the construction industry by changing the way homes are built. We have a vision where construction projects are built quickly and more affordably while repurposing existing building materials and cutting emissions instead of utilizing new resources.

Now that we have opened our first facility, our next growth stage is to open similar factories in other states growing Azure to become one of the major prefab home manufacturers.

Azure Printed Homes has now raised over $7,400,000 from co-founders, angel investors, and by crowdfunding.

Now we want to crowdsource additional investment, not just crowdfund it. Therefore, despite being told that we could raise at a much higher valuation, we chose to price this round conservatively. We chose this for two reasons. First, we want our public supporters to get a great deal so that you feel valued and are appropriately rewarded for believing in us.

The second is that our executive team has been around the block, and we've seen what happens when entrepreneurs over-value their companies—creating many problems down the line for future financings or exits. So we aim to set the stage for the best possible outcomes by pricing conservatively—for everyone involved.

We're staunch believers that companies should only raise money when they're firmly committed to delivering a return for their investors. For each previous fundraises we have achieved all the objectives we have laid out, raising for our printer, then raising for our larger facility and more printers. Of course, we can't predict the future, but our management team now works for YOU—and we will work tirelessly to get you the best return on your investment. We're raising on Wefunder because we want all our fans and early adopters also to have an opportunity to be investors and co-owners.

THE PROBLEM WITH CONVENTIONAL CONSTRUCTION & CONCRETE PRINTING

Conventional construction

Is slow, expensive and unsustainable



Current 3D printing approaches

With cement are susceptible to weather delays and unsustainable

Housing Shortage

There is a global shortage of housing. The United States alone needs an estimated 7 million housing units, and that number has been growing.

Archaic Building Methods

The construction industry relies upon outdated methods and materials, delivered by a labor force in increasingly short supply. Traditional solutions have been unsustainable.

Environmental impacts

The construction sector is the largest global consumer of raw materials and is responsible for about 11% of the world's total carbon emissions. Building homes has far too much of a negative environmental impact.

THE SOLUTION

Azure Printed Homes is the first-to-market company to utilize 3D printing technology and recycled materials to build units:



70% Faster than traditional building methods

30% More Affordable than conventional builders

ESG ✓ Meeting corporate ESG goals utilizing waste material

To our best knowledge, we are the first-to-market, although there could be other companies we are unaware of.

Azure is fundamentally changing the construction industry by leveraging 3D printing technology and automated manufacturing systems to digitally

design, precision-cut, and assemble light-gauge steel wall panels in a factory environment to prefabricate modern backyard studios, ADUs and homes faster and more affordable than ever before.

Azure homes are manufactured in 70% less time, and aim to be 30% less expensive than traditional building methods—automating and accelerating production to meet urgent housing demands.

Fabrication takes place in the Azure factory, improving precision & quality. This controlled environment allows Azure to deliver projects faster than have been currently possible. The Azure process meets International Residential Codes.

LET'S INTRODUCE YOU TO OUR PRODUCTS

Studio series



D_120



Area
120 SQ.FT

Dimensions
9' X 13'

Type
0 Bedroom
0 Kitchen
0 Bathroom

Starting at
$24.900

N_100

Area
100 SQ.FT

Dimensions
9' X 11'

Type
0 Bedroom
0 Kitchen
0 Bathroom

Starting at
$19.900

A_120

Area
120 SQ.FT

Dimensions
9' X 13'

Type
0 Bedroom
0 Kitchen
0 Bathroom

Starting at
$24.900

Chassis Based



X_180

Area
180 SQ.FT

Dimensions
9' X 20'

Type
1 Bedroom
1 Kitchen
1 Bathroom

Starting at
$46.900

X_270

Area
270 SQ.FT

Dimensions
9' X 30'

Type
1 Bedroom
1 Kitchen
1 Bathroom

Starting at
$74.900

X_360

Area
360 SQ.FT

Dimensions
9' X 40'

Type
2 Bedroom
1 Kitchen
1 Bathroom

Starting at
$96.900

HOW WE CREATE OUR PRODUCTS

Material Formulation

65%
Recycled
Plastic Bottles

25%
Glass Fiber

10%
Other additives which
enhance material
strength & durability





Key Facts

Each one of our printed modules uses 100,000 plastic bottles.

Our material has undergone accelerated, longterm weathering testing.

Plastic water bottles are non-toxic and VOC free, we actively test air quality inside units - Reading are consistently at safe levels

Consistent recycled waste streams are sourced with our material development partner.

The primary component of our print material is recycled polymer predominantly used for food and drink containers. The print material produces multiple desirable properties such as insulation, printability, compressive & tensile strength, stiffness & impact resistance creating a durable and reliable structure.

HOMES BUILT LAYER BY LAYER



Step 1 - Configuration



BACK TO OVERVIEW
X_360
BEDROOM 1
UTILITY
SHOWER
BATHROOM
KITCHEN LIVING
BEDROOM 2
AVAILABLE
RESET MODEL
SAVE FOR LATER
azure
BUY NOW
MacBook Air

Clients can customize the design of their Azure unit on their laptop or personal device. Being able to configure and order an Azure unit with one click from wherever they are.

Step 2 - Print





The unique structural & print design creates a complete structure that is monolithically printed – further enhancing the ultimate strength of the composition. Additionally, the geometric designs of the floor, walls, and roof have been optimized & tailored to simplify all subsequent finishings.

Step 3 - The prefabrication

azure

Our printed structures are completed with installations of

Our printed structures are completed with installations of:

- Doors and glass windows

- Internal MEP (mechanical, electrical, and plumbing)

- Interior flooring, wall and ceiling finishings

- Bathrooms & Kitchen for ADUs and Homes

Step 4 & 5 - The delivery and installation



TRACTION
TO DATE

Emerging from a legacy of traditional construction and engineering, during which time we completed over 100 houses, ADUs, and backyard studios—increasing revenue to over $5.1 MM in 2024 and to over $7 MM in 2025.

During this period, we carried out two years of R&D before filing our first patent for our innovative approach to modular home production.

In a testament to investor confidence in our vision, we secured over

In a testament to investor confidence in our vision, we secured over $7,400,000 in funding through October 2025. Bolstered by this financial backing, we embarked on a transformative phase, relocating to our state-of-the-art 3D printer facility, which tripled our production capacity and positioned us for accelerated growth and market leadership.

CUSTOMERS - HOMEOWNERS AND HOME BUILDERS



Clemens K.
"The construction industry is in need of massive disruption."

Rudy D.
"Great what you are doing. Would love to be a part of the innovation."

- John Handy, Treebones Resort.
"I was inspired to work with Azure Printed Homes on our new unit. Now that the unit's in, the guests love it! I've had nothing but great reactions to it! I can't say enough about working with Azure."

Ron M.
"Love the design!"

Angelee W.
"This looks awesome and I'm so excited to learn more!"

Azure is a B2C & B2B2C business. We sell Backyard Studios and ADUs directly to homeowners and investors, while we sell homes to developers and property owners who lost their homes to wildfires.

BUSINESS MODEL - STRONG UNIT ECONOMICS.

	Competitor prefab panel installation	Azure 3D- printed installation
Cost for 120 sq ft*	$33,630	$24,900
Duration	4 to 6 weeks	1 to 2 weeks

*(Not including approx. $8K for shipping, HVAC and foundation)

For our factory, we estimate that our gross margins will be at least 35%. We will collect a small pre-order deposit, 50% of the purchase price upon receiving the order, and the balance before the units are shipped.

Property owners generally pay in cash or arrange their own funding; however, Azure also offers a finance program through a financial partner.

Market Size & Segments

Backyard Studios

Sheds & Backyard Structures are a $6B industry. The ongoing pandemic and remote-work policies have accelerated the Working from Home (WFH) trend, increasing demand for backyard offices.

ADUs

Low-cost, implementable approach to infill development. Suited to high-cost cities with little vacant land and an abundance of low-density development. $1.8B business in California alone.

Glamping Resorts and Park Model Units

The Tiny Home movement continues to grow and we offer units to suit those needs. US Market was at $18B in 2022 and forecast to reach $31B by 2031.

Disaster Rebuild demand

In 2025, wildfires destroyed more than 16,000 homes in Los Angeles County alone, creating an urgent need for faster, more predictable rebuilding solutions. With over $30B in residential property damage, homeowners are seeking alternatives to traditional construction that can deliver homes quickly, cost-effectively, and at scale.

Housing Market Need

The United States faces a structural housing deficit of more than 7 million homes, driven by decades of underbuilding and escalating construction costs. Globally, the housing gap is even more severe, with an estimated shortage of more than 1.2 billion homes. Rapid urbanization, climate-driven displacement, and aging housing stock are accelerating demand far faster than traditional construction methods can supply.

Azure addresses this gap with an industrialized, scalable construction platform designed to deliver high-quality housing faster, at lower cost, and with dramatically reduced environmental impact—unlocking a new path to closing the housing deficit at scale.

How is Azure different from other companies?

				Sustainable Product	Process Automation	Build Speed	Cost Efficiency
cover	Azure scales faster across markets and project types, at lower cost	✓	✓	LOW/MED	LOW	LOW	HIGH
BOXABL	Azure supports custom designs using sustainable materials	✓	✓	LOW	MEDIUM	MEDIUM	LOW
ICON	Azure builds homes in a factory, minimizing on-site construction delays	✓		✓	LOW	MEDIUM	MEDIUM	MEDIUM

azure printed homes	Azure combines modular manufacturing and circular materials across multiple verticals at scale	✓	✓	✓	HIGH	HIGH	HIGH	HIGH

None of our competitors have capitalized on the true benefit of 3D Printing: its efficiency and mass production.

The Competitors are:

- Erecting a printer on-site and printing exterior concrete walls vertically over a traditional slab.
- Our design & process prints the floor, walls & roof in one layer. This means that the complete self-supporting shell for a studio unit is ready for the next stage of assembly in 24 hrs from start to finish.

A better way to build

Makers of future-focused modular living spaces providing beautiful products that enrich our lives and invest in our planets future

Financial Projections such as those related to projected revenue and profitability levels are only predictions.

COME AND JOIN US ON THE NEXT STAGE OF OUR JOURNEY





Frequently Asked Questions

1. What is Azure Printed Homes? Azure Printed Homes is a pioneering company in the construction industry that uses advanced 3D printing and automated manufacturing systems to digitally design, precision-cut, and assemble light-gauge steel wall panels in a factory environment to build sustainable, affordable, and high-quality homes. We utilize recycled materials to create eco-friendly housing solutions, addressing the global housing crisis.

2. How does 3D printing technology work? Our 3D printing technology uses large-scale printers to construct homes layer by layer. The process involves using recycled polymers and other sustainable materials to create robust and durable structures quickly and efficiently, significantly reducing construction time and costs.

3. Why should I invest in Azure Printed Homes? Investing in Azure Printed Homes means supporting a revolutionary approach to construction that prioritizes sustainability and affordability. Your investment will help us scale our operations, enhance our technology, and expand our impact, ultimately contributing to solving the global housing shortage and promoting environmental stewardship.

4. What will my investment be used for? Your investment will be utilized to:

- Expand our 3D printing production capacity.

- Enhance our research and development efforts.

- Scale our operational infrastructure.

- Increase our use of recycled materials and reduce waste.

5. What are the benefits of 3D printed homes? 3D printed homes offer several benefits, including:

- **Cost Efficiency**: Significantly lower construction costs compared to traditional methods.

- **Speed**: Faster build times, reducing the overall time to create a home.

- **Sustainability**: Use of recycled materials and reduced construction waste.

- **Quality**: High-quality, durable structures designed to last.

6. How does Azure Printed Homes ensure the quality and safety of its homes? Our homes undergo rigorous testing and quality assurance processes to ensure they meet all relevant building codes and standards. We collaborate with industry experts and continuously improve our technology to maintain the highest quality and safety standards.

7. Can I see examples of your homes? Yes, we have successfully completed multiple projects that showcase the potential of our 3D printing technology. Visit our website or contact us for more information and to view examples of our work.

8. What are your long-term goals for Azure Printed Homes? Our long-term goals include becoming a leader in sustainable construction, expanding our reach to new markets, and continuously innovating our technology to make eco-friendly housing solutions accessible to more people worldwide.

9. Are you really American made? Yes, Azure Printed Homes is proudly American made. Our headquarters and production facilities are based in the United States, and we are committed to supporting local communities by creating jobs and utilizing domestic resources.

10. How do I stay updated on Azure Printed Homes' progress? As an investor, you will receive regular updates on our progress, milestones, and developments. You can also follow us on social media and subscribe to our newsletter for the latest news and insights.